22004223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
24971

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Seaport Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore P. Weisberg (Name) (212) 482-8689 (Area Code – Telephone Number) info@seaportsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, and middle name)

232 Madison Avenue, Ste 1200 (Address) New York (City) NY (State) 10016 (Zip Code)

12/17/2003 (Date of Registration with PCAOB)(if applicable) 921 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Theodore P. Weisberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Seaport Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JORGE PAGAN
Notary Public, State of New York
No. 01PA6405180
Qualified in Kings County
Commission Expires March 02, 2024

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEAPORT SECURITIES CORPORATION

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Seaport Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seaport Securities Corporation ("the Company") as of December 31, 2021, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Horowitz & Ullmann, P.C.

New York, NY
February 28, 2022

SEAPORT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and cash equivalents	$ 5,257,548
Marketable securities, at fair value	4,971,155
Cash-restricted	250,000
Accrued commissions receivable	59,663
Prepaid expense and other assets	37,562
TOTAL ASSETS	$10,575,928

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 326,362
Deferred taxes payable	42,843
TOTAL LIABILITIES	369,205
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	14,400
Retained earnings	10,271,666
Less: common shares held in treasury	(79,443)
TOTAL SHAREHOLDERS' EQUITY	10,206,723
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,575,928

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Gain on investment securities	$ 616,645
Commissions	374,011
Fee income	342,614
Dividend and interest income	184,476
PPP Loan Forgiveness	59,808
Fund 12B-1 Fees	1,503
Other income	6,427
Total revenues	1,585,484
EXPENSES	
Employee compensation	280,693
Occupancy	188,092
Travel and entertainment	122,604
Professional and registration fees	65,216
Insurance	51,306
Clearance charges	37,782
Commission expenses	37,395
Tickers and quotation service	25,732
Telephone	19,211
Payroll taxes	18,416
Office expense	17,686
Pension expense	1,800
Miscellaneous	15,105
Total expenses	881,038
NET INCOME BEFORE PROVISION FOR INCOME TAXES	704,446
INCOME TAX EXPENSE	956
NET INCOME	$ 703,490

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 703,490
Adjustments to reconcile net income to net cash used for operating activities:	
Gain on investment securities	(616,645)
Purchase of securities	(1,004,183)
Changes in assets and liabilities:	
Increase in accrued commission receivable	(9,051)
Decrease in prepaid expense and other assets	11,925
Increase in accounts payable and accrued expenses	88,970
Total adjustments	(1,528,984)
Net cash used for operating activities	(825,494)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of note payable	(59,809)
Distributions to shareholders	(21,563)
Net cash used for financing activities	(81,372)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(906,866)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - January 1,2021	6,414,414
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - December 31, 2021	$ 5,507,548
SUPLEMENTAL DISCLOSURE	
Cash paid for income taxes	$ 956

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2021

	Common Stock No Par	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Shareholders' Equity
Balances					
January 1, 2021	$100	$14,400	$(79,443)	$ 9,589,739	$ 9,524,796
Net income	-	-	-	703,490	703,490
Distributions	-	-	-	(21,563)	(21,563)
Balances December 31, 2021	$100	$14,400	$(79,443)	$10,271,666	$10,206,723

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Seaport Securities Corporation, a New York "S" Corporation, is a broker-dealer registered with the SEC and a member of the NYSE, FINRA, and SIPC. It offers execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks, etc.) as well as offering discount brokerage services including online brokerage services to the general investing public.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principal of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services.

Commissions - The Company earns commissions on securities orders it executes on behalf of the customer. The related commission income and clearing expense are recognized on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Fund 12B-1 Fees - The Company earns 12B-1 fee income from customer money market fund balances. The money market funds are offered by the Company's clearing broker. The 12B-1 income is computed daily and paid monthly by the clearing firm. The income is recognized by the Company on a monthly basis.

Margin Balance Income - The Company earns interest income on customer margin balances. The firm's clearing broker shares the income it earns with the Company based upon total customer margin balances held by the clearing broker. The income is computed daily and paid monthly by the clearing firm. The income is recognized by the Company on a monthly basis.

Fee Income - The Company earns management fees and referral fees for services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a percentage of assets under management and collected quarterly.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities are valued at market value based on the closing sales prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Accrued Commission Receivable:
The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2021. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

Valuation of Securities:
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Cash and cash equivalents:
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through February 28, 2022, the date that the financial statements were available to be issued.

3. CASH-RESTRICTED

Cash of $250,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

4. SUPPLEMENTARY CASH FLOW INFORMATION

Reconciliation of Cash, Cash Equivalents, and Restricted Cash:

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Cash Flows that sum to the total of the same such amounts shown in the Statement of Cash Flows.

Cash and cash equivalents	$5,257,548
Restricted cash	250,000
Total cash, cash equivalents, and restricted cash shown in the Consolidated Condensed Statement of Cash Flows	$5,507,548

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2021, the Company's net capital exceeds such capital requirements by $8,776,740 and the ratio of aggregate indebtedness to net capital is .0416 to 1.

6. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, the Company is subject to New York City corporation taxes. The Company's income tax returns for 2018, 2019 and 2020 are subject to examination by tax authorities, generally for three years after they were filed.

6. INCOME TAXES (Continued)

The Company computes its New York City tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2021:

	Current	Deferred	Total
State and local tax expense	$956	$0	$956
	$956	$0	$956

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities. The provision for deferred income taxes is not a material component of the financial statements.

7. PENSION PLAN

The Company has a profit-sharing pension plan for all full-time employees who have completed at least one full year of service. The Company did not make any contribution to the plan for the year ended December 31, 2021.

8. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased on a month to month basis. Rent expense is $91,196 for the year ended December 31, 2021, which includes utilities and real estate tax.

10. RELATED PARTY TRANSACTIONS

The Company made reimbursements in the amount of $48,434 to an officer/owner for expenses incurred on behalf of the Company.

11. SBA PPP LOAN

The Company executed a note and received loan proceeds (the "PPP Loan") from JP Morgan Chase ("PPP"), under the Paycheck Protection Program ("PPP") which was established under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and is administered by the U.S. Small Business Administration. In April 2021, the Company received the PPP loan of $59,808. The proceeds from the PPP Loan were used in accordance with the terms of the CARES Act program, as described further below.

Pursuant to the terms of the CARES Act, the proceeds of the PPP Loan may be used for payroll costs, mortgage interest, rent or utility costs. The promissory note evidencing the PPP loan contains customary events of default relating to, among other things, payment defaults, breach of representations and warranties, or provisions of the promissory note. The occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under such PPP Loan, collection of all amounts owing from the respective borrower, filing suit and obtaining judgment against the respective borrower.

Under the terms of the CARES Act, the borrower can apply for and be granted forgiveness for all or a portion of the PPP Loan. Such forgiveness will be determined, subject to limitations, based on the use of the loan proceeds in accordance with the terms of the CARES Act, as described above, during a period not to exceed a twenty-four week period after loan origination and the maintenance or achievement of certain employee levels. No assurance is provided that the borrower will obtain forgiveness under any relevant PPP loan in whole or in part.

The Company applied for and was forgiven the PPP loan of $59,808 in the year ended December 31, 2021.

Schedule "1"

SEAPORT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2021

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$10,206,723
Deductions:	
Prepaid expenses and other receivables	(37,562)
TENTATIVE NET CAPITAL	10,169,161
Capital charge on investment securities	(848,778)
Capital charge on undue concentration	(443,643)
NET CAPITAL	8,876,740
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 8,776,740
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 369,205
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 24,614
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0416 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by Seaport Securities Corporation on February 28, 2022 with the unaudited Form X-17A-5 Part II Filing as of December 31, 2021.

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2021.

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SEAPORT SECURITIES CORPORATION
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2021.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Seaport Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 15c3-3, in which (1) Seaport Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seaport Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Seaport Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Seaport Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
February 28, 2022

SEAPORT SECURITIES CORPORATION
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2021

Seaport Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021 without exception.

Seaport Securities Corporation

I, Theodore P. Weisberg, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Theodore P. Weisberg

Title: President
February 25, 2022

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
Seaport Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Seaport Securities Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 28, 2022

SEAPORT SECURITIES CORPORATION
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2021

Total revenue	$1,585,484
Deductions:	
Gain on investment securities	(616,645)
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(37,782)
PPP Loan Forgiveness	(59,808)
Total revenue, subject to assessment	871,249
Computation of assessment:	
For the year ended December 31, 2021 @.0015	$ 1,307
Less: Payments	
August 2021	640
Balance Due	$ 667